NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT

      If you previously elected to accept XO Communications, Inc.’s offer to exchange options, and you would like to change your election and reject this offer in whole or in part, you must sign this Notice and execute a new Letter of Transmittal and all other related documents and return them to XO Communications, Inc., 11111 Sunset Hills Road, Reston, Virginia 20190, Attention: Stock Option Program — Room 3131 (facsimile: (703) 547-2984), before 12:00 midnight, Reston, Virginia time, on June 26, 2001, unless the offer is extended. Delivery of a change of election by e-mail will not be accepted. If you have questions, please contact the Stock Option Program — Room 3131 at the address above or by (telephone: (703) 547-2994; toll-free (800) 405-8502).

To XO Communications, Inc.:

      I previously received a copy of the Offer to Exchange (dated May 29, 2001), the related cover letter and letter of transmittal (the “Letter of Transmittal”). I signed and returned the Letter of Transmittal, in which I elected to accept XO’s offer to exchange certain options, as listed on Schedule A to the Letter of Transmittal (the “Tendered Options”). I now wish to change that election and reject your offer to exchange certain of the Tendered Options, as indicated on my new Letter of Transmittal and all other related documents (the “Rejected Options”). I understand that by signing this Notice and a new Letter of Transmittal and all other related documents and delivering them to XO Communications, Inc., 11111 Sunset Hills Road, Reston, Virginia 20190, Attention: Stock Option Program — Room 3131 (facsimile: (703) 547-2984), before 12:00 midnight, Reston, Virginia time, on June 26, 2001, I will be able to withdraw my acceptance of the offer and reject the offer to exchange the Rejected Options. I have read and understand all of the terms and conditions of the Offer to Exchange.

      I understand that in order to reject the offer in whole or in part, I must sign and deliver this Notice and a new Letter of Transmittal and all other related documents to XO Communications, Inc., 11111 Sunset Hills Road, Reston, Virginia 20190, Attention: Stock Option Program — Room 3131 (facsimile: (703) 547-2984), before 12:00 midnight, Reston, Virginia time, on June 26, 2001, or if XO extends the deadline to exchange options, before the extended expiration of the offer.

      I understand that by rejecting the offer to exchange some or all of my Tendered Options as indicated on my new Letter of Transmittal, I will not receive any new options with respect to the Rejected Options and I will retain any Rejected Options I previously tendered on Schedule A to my original Letter of Transmittal. The options I reject to tender will continue to be governed by the stock option plan under which they were granted and existing option agreements between XO and me.

      I have completed and signed the following exactly as my name appears on my original Letter of Transmittal.

      I would like to change my acceptance of the offer in accordance with the new Letter of Transmittal.

SIGNATURE OF OWNER

X
(Signature of Holder or Authorized Signatory)

Date: , 2001

Print Name:

Capacity:

Address:

Telephone No. (with area code):

Tax ID/ Social Security No.:

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